Wangkeng Hydroelectric Station Power Purchase and Sale Contract

Exhibit 4.108

Fujian Province Electric Power Co., Ltd.

(as Buyer)

and

Pingnan County Wangkeng Hydroelectric Co., Ltd.

(as Seller)

Wangkeng Hydroelectric Station

Power Purchase and Sale Contract

Date: 28 June 2010

Content

1	Definition and Interpretation	4

2	Representations of Each Party	5

3	Obligations of Each Party	5

4	Purchase and Sale of Electric Quantity	6

5	On-grid Tariff	6

6	Power Measurement	6

7	Electric Quantity Measurement	8

8	Electricity Fees and Payment Settlement	8

9	Force Majeure	10

10	Non-plan Shutdown	11

11	Default Liability	11

12	Effectiveness and Term of the Contract	11

13	Applicable Law	12

14	Alteration, Transfer and Termination of the Contract	12

15	Dispute Settlement	12

16	Miscellaneous	13

Power Purchase and Sale Contract

This Power Purchase and Sale Contract, (hereinafter the “Contract”) is entered into by and between the following two parties:

The Buyer: Fujian Province Electric Power Co., Ltd., a power grid operation enterprise registered with Fujian Provincial Administration for Industry and Commerce. It has obtained the power supply business permit (Permit No. 3041908-0003) issued by the State Electricity Regulatory Commission; its tax registration No. is 350103158142631; its domicile address is No.257 Wusi Road, Fuzhou City, Fujian Province; its legal representative is Li Weidong.

The Seller: Pingnan County Wangkeng Hydroelectric Co., Ltd., a power generation enterprise with legal person status. It was established by the approval document (Min Ji Ji Chu [2002] No. 130) of Fujian Provincial Development and Planning Commission, and registered with Fujian Provincial Administration for Industry and Commerce. It has obtained the power generation permit (Permit No. 1041906-00015) issued by the State Electricity Regulatory Commission; its tax registration No. is 350923738029694; its domicile address is 5/F. Cuibai Building, Chengguan, Pingnan County, Fujian Province; its legal representative is John Douglas Kuhns.

The two Parties have provided the following contact addresses and the bank account information:

Buyer: Fujian Province Electric Power Co., Ltd.

Address: No.257 Wusi Road, Fuzhou City, Fujian Province

Postal Code: 350003

Attention: General Manager Office

Fax: 0591-87555121

Tel: 0591-87076116 (General Manager Office), 87076575 (trading center)

Name in the Bank Account: Fujian Province Electric Power Co., Ltd.

Account Bank: North Wusi Road sub-branch, Fuzhou, Industrial and Commercial Bank of China

Account No.: 1402013209003420270

Seller: Pingnan County Wangkeng Hydroelectric Co., Ltd.

Address: 5/F. Cuibai Building, Chengguan, Pingnan County, Fujian Province

Postal Code: 352300

Attention: Wu Zongcan

Tel: 0593-3385938

Fax: 0593-3332698

Name in the Bank Account: Pingnan County Wangkeng Hydroelectric Co., Ltd.

Account Bank: Industrial Bank Co., Ltd.

Account No.: 131010100100106711

Whereas

(1)

The Seller owns, manages, operates and maintains the Wangkeng Hydroelectric Station with total installed capacity of 40 MW at Wangkeng Village, Tangkou Township, Pingnan County of Fujian Province (hereinafter the “Station”);

(2)	The Station has been connected to the power grid managed and operated by the Buyer for operation.

Pursuant to the Contract Law of the People’s Republic of China, Power Law of the People’s Republic of China, Regulations for the Administration of Power Grid Dispatching and other state laws and regulations, the two Parties have agreed to enter into this Contract in the principle of equality, voluntariness, honesty and good faith.

1	Definition and Interpretation

1.1	Unless otherwise required by the context, terms used in this Contract shall have the following meanings:

1.1.1

“Station” means the power generation facility with a total installed capacity of 40 MW (unit capacity is 20 MW; installed number of generators is 2, i.e., #1 unit and #2 unit) located at Wangkeng Village, Tangkou Township, Pingnan County of Fujian Province, and is owned, operated and managed by the Seller and all auxiliary facilities stretching to the property demarcation point.

	1.1.2	“Grid Connection and Dispatching Agreement” means the agreement in respect of connection of the power station to the power grid and power dispatching arrangement between the Buyer and the Seller.

1.1.3

“Buyer’s Reason” refers to the Buyer’s request or liability, including the liability for the expansion of an accident resulting from the Buyer’s failure to abide by the relevant state laws and regulations.

1.1.4

“Seller’s Reason” refers to the Seller’s request or liability, including the liability for the expansion of an accident resulting from the Seller’s failure to abide by the relevant state laws and regulations.

1.1.5

“Emergency” means accidents occurred to the power grid, or material accidents occurred to the power generation and supply equipments; or power grid frequency or voltage exceeds the stipulated range; or the load for transmission or transformation exceeds stipulated value; or the capacity value of the trunk line exceeds the stipulated stability limit, or other events that may threaten safe operation of the power grid, jeopardize the stability of power grid, resulting in the collapse of the power grid, or power outage in a large area.

1.1.6

“Business Day” means a calendar day other than the statutory public holidays. If a day agreed for payment is not a business day, then the immediate next business day of that date shall be the date of payment.

1.1.7

“Force Majeure” means any objective event that can not be foreseen, avoided and overcome, including volcano, twister, tidal wave, storm, mud-rock flow, mountainside slide, flood, fire, earthquake that exceeds the designed anti-earthquake standard, typhoon, lightning, fog flashover, etc., as well as nuclear radiation, war, epidemic, riot, etc.

1.2	Interpretation

	1.2.1	Headings in this Contract are for convenience only and shall not in any event affect the interpretation of this Contract.

	1.2.2	The appendices to this Contract and the Contract itself shall have the same legal effect.

	1.2.3	This Contract shall have binding effect on the legal assignee of either Party, provided otherwise agreed by the Parties.

In the event specified in this clause, relevant obligator shall perform necessary notification obligation and carry out all legal procedures according to law.

	1.2.4	Unless the context otherwise requires, day, month or year referred to in this Contract shall all refer to the day, month or year of the Gregorian calendar.

	1.2.5	“Including” in this Contract means including but not limited to.

2	Representations of Each Party

Each Party represents to the other Party that:

2.1	It is an enterprise legally established and existing under the law, and has the power to execute and perform this Contract.

2.2

It has completed all procedures (including procedures for obtaining the requisite approvals, business license and permits, etc., from the government) necessary for the execution and performance of this Contract, which are legal and effective.

2.3

As of the date of execution of this Contract, no judgment, award, decision or any specific administrative action, which may have material adverse effects on the ability to perform this Contract, has been declared or taken by any court, arbitration organ, administrative authorities or regulatory agencies.

2.4

It has completed all procedures for obtaining the internal authorizations necessary for the valid execution of this Contract. The signatory of this Contract shall be its legal representative or entrusted agent. Once this Contract comes into force, it shall have legal binding effect on both Parties.

3	Obligations of Each Party

3.1	The Buyer’s obligations shall include:

	3.1.1	purchasing the power generated by the units of generators of the Seller in accordance with this Contract;

3.1.2

abiding by the Grid Connection and Dispatching Agreement entered into by the Buyer and the Seller, operating and maintaining the power transmission and transformation facilities, ensuring safety of the power system and operating in an efficient and economical manner in accordance with the standards of the state and the power industry;

3.1.3

performing power dispatching work and disclosing information in an open, fair and equitable manner in accordance with relevant state provisions, and providing information about the power load, back-up capacity, operation of transmission and transformation facilities, etc.;

	3.1.4	providing the power required for the restart of the units of generators of the Station to the Seller in accordance with the relevant state provisions or agreement between the Parties;

	3.1.5	compensating the Seller for the reasonable costs incurred for its provision of support services with compensation as required in accordance with the relevant state provisions;

3.2	The Seller’s obligations shall include:

	3.2.1	selling power conforming to the standards of the state and the power industry to the Buyer;

3.2.2

abiding by the Grid Connection and Dispatching Agreement entered into by the Buyer and the Seller, submitting to the unified power dispatching, operating and maintaining the Station in accordance with the standards of the state, the power industry and the dispatching regulations, ensuring that the operating capacity of the generators reach the technical standards and provisions formulated by the relevant state authorities, maintaining safety of the power system and operating in an efficient and economical manner;

3.2.3

providing reliability indicator of the set of generators and operation of the equipment of the Station to the Buyer on a monthly basis; reporting any equipment defects in a timely manner, regularly submitting the generators checking and repairing plan, and strictly observing the generators checking and repairing plan which has been uniformly arranged and balanced by the Buyer and agreed by both Parties;

	3.2.4	compensating the Buyer for the reasonable costs incurred for its provision of support services with compensation as required in accordance with the relevant state provisions;

	3.2.5	not supplying power directly to users without approval of relevant state authorities.

4	Purchase and Sale of Electric Quantity

4.1	The total on-grid electric quantity shall be composed of the basic on-grid electric quantity and the on-grid electric quantity acquired by other ways of transaction.

	4.1.1	Basic on-grid electric quantity

The basic on-grid electric quantity refers to the electric quantity generated in accordance with the annual power generation adjustment plan and the moderation plan of the power administrative department at the provincial level, actual situation of the power grid and water volume from the power plant of the reservoir, and by following the principle of full utility of renewable energy.

	4.1.2	On-grid electric quantity acquired by other ways of transaction

The on-grid electric quantity acquired by other ways of transaction refers to the on-grid electric quantity determined by other transaction contracts entered into by the Buyer and the Seller in accordance with relevant provisions of the state or Fujian Province.

5	On-grid Tariff

5.1	The on-grid tariff of the basic on-grid electric quantity shall be the tariff determined by the department that has the power to determine the tariff and in accordance with relevant provisions.

5.2

The on-grid tariff of the on-grid electric quantity acquired by other ways of transaction shall be the tariff agreed in relevant transaction contracts in accordance with relevant transaction rules, policies or provisions.

6	Power Measurement

6.1	Metering Point

The on-grid and off-grid electric quantity metering points are located at the switch (11A) in the Wangkeng Station and the switch (14A) in Daixi Station. The diagram indicating the metering points in the Stations is attached as Schedule 1.

6.2	Electric Quantity Measuring Devices and Relevant Equipments

6.2.1

An electric quantity measuring device shall include the kilowatt-hour meter, voltage mutual inductor for measurement, current mutual inductor and second return circuit, electric quantity measurement container/screen/box, etc.

6.2.2

The electric quantity measuring devices shall be allocated in accordance with the requirements set out in the Electric Quantity Measuring Device Technical Management Regulations (DL/T448—2000). The second return circuit connecting terminal, the testing terminal and the electric quantity measurement container/screen/box of the electric quantity measuring device shall have the conditions to meet the requirement for sealing up. The second return circuit of the voltage mutual inductor shall not be inserted any auxiliary connection point of the partition switch, nor any voltage-compensating device of any kind.

6.2.3

The measurement of electric quantity shall be measured by the electronic multi-functional kilowatt-hour meter which shall have the bi-directional active power (accuracy degree is 0.2S and above) and 4-motion-control inactive power (accuracy degree is 2.0) measuring functions. Technical functions of the kilowatt-hour meters shall conform to the relevant standards and technical specifications of the state and the power industry, and at the same time have such functions for the settlement of tariff as back-up electric source, standard communication interface, recording of losing voltage, recording of losing voltage time, time comparison recording of events, etc. The kilowatt-hour meter shall also the functions of local data communication (or through electric energy remote terminal) and remote transmission, and be able to connect the management system of the Buyer’s electric quantity information collection centre.

6.2.4

Prior to the operation of the electric quantity measuring device, the owner of such device shall engage a qualified electric quantity measuring inspector acceptable to both Parties to conduct a technical inspection on its technical functions and management situation. It shall then undergo the acceptance inspection by the Parties in accordance with Clause 6.2.2. An electric quantity measuring device failing to pass the acceptance inspection shall not be put into use.

6.2.5

The electric quantity measuring device shall be inspected and tested by a qualified electric quantity measuring inspector acceptable to both Parties. Once the inspection is passed, such device shall be sealed with a sealing slip, affixed with official seal or sealed up by other means. No Party shall be allowed to willfully break the seal, making changes to the measuring device or replace components of the measuring device. If a Party desires to make technical renovation to the device, it shall obtain the consent of the other Party. The renovation may take place only when representatives of both Parties are present on the spot. It can be put into use only when it has passed the acceptance inspection in accordance with Clause 6.2.4.

6.2.6

The Seller shall establish electric quantity checking points at the switch (61A) of the Wangkeng Station and the switch (64A) of Daixi Station respectively. The configuration of the electric quantity measuring device for the checking purpose shall follow the technical requirements of the electric quantity measuring device at the gateways.

6.2.7

If an electric quantity measuring device fails to meet the technical specifications due to historical reasons, technical measures shall be taken to improve it. Once improved, an application, together with the diagram of the improved device at the gateway, shall be filed for conducting an acceptance inspection.

Defects with the electric quantity measuring device at the gateway and the renovation requirement is attached herein as Schedule 4.

6.3

The Seller shall bear the costs for the purchase, installation, commissioning of the gateway electric quantity measuring device, and be responsible for the daily management and maintenance. If a gateway electric quantity measuring device is used for both on-grid electric quantity measurement and the grid-supply electric quantity measurement, the Buyer shall render assistance with daily management and maintenance.

6.4	Inspection and operation management of electric quantity measuring device

6.4.1

The first inspection, periodic inspection (by turn) and periodic on-spot inspection of electric quantity measuring devices as well as trouble clearing shall be conducted by a qualified electric quantity measurement inspector appointed jointly by the Parties. The first inspection, periodic inspection (by turn) and periodic on-spot inspection of electric quantity measuring devices as well as trouble clearing shall be conducted in accordance with relevant standards, rules and regulations of the state and the power industry. Costs incurred shall be borne by the Seller.

6.4.2

Either Party may, at any time, request an additional inspection or test of an electric quantity measuring device apart from the periodic or periodic on-spot inspections. Such inspection or test shall be conducted by a qualified electric quantity measurement inspector acceptable to both Parties. If the inspection or test shows that the range of error of the electric quantity measuring device fails to meet the requirements, the costs incurred shall be borne by the Seller; in case the range of error of the electric quantity measuring device meets the requirements, the costs incurred shall be borne by the Party requesting for the additional inspection or test.

6.5	Addressing of abnormal measurement

Whenever a Party is aware that an electric quantity measuring device provides inaccurate or abnormal readings, or it occurs breakdown, which affects the measurement of electric quantity, it shall immediately notify the other Party and a qualified electric quantity measurement inspector acceptable to both Parties to jointly locate the defect and restore its normal measurement function as soon as possible. The Parties may determine the electric quantity according to the electric quantity measured at the electric quantity checking points net the line loss quantity (the line loss quantity is calculated by making reference to the line loss quantity normally occurred to the same amount of electric quantity). If there is no sufficient basis to determine the electric quantity occurred during the period of breakdown or measurement inaccuracy, it shall be separately determined by the Parties through consultations.

7	Electric Quantity Measurement

7.1	Electric Quantity Measurement

According to the Agreement entered into by Ningde Electric Power Industry Bureau, Pingnan County Wangkeng Hydroelectric Co., Ltd. and Fujian Tongda Hydroelectric Co., Ltd. on 30 March 2010 (see Schedule 3), on-grid electric quantity of Daixi Power Station = 14A - 14A*2.2% electric quantity transmitted to the grid

Daixi power station grid supply electric quantity = 14A grid inverse electric quantity

Wangkeng Station on-grid electric quantity = 11A - 11A*2.2% electric quantity transmitted to the grid

Wangkeng Station grid supply electric quantity = 11A grid inverse electric quantity

8	Electricity Fees and Payment Settlement

8.1	Electricity Fees Calculation

	8.1.1	All fees between both Parties shall be denominated and paid in RMB.

	8.1.2	On-grid electricity fees

The on-grid electricity feesshall be calculated according to the formula below:

On-grid electricity fees = On-grid electric quantity × corresponding on-grid tariff

On-grid electric quantity and corresponding on-grid tariff shall be determined according to Clause 7 and Clause 5 of this Contract.

8.2	Settlement Procedures of On-grid Electric Quantity and Electricity Fees

	8.2.1	Meter Reading and Confirmation

The meter-reading time shall be zero hour of 28th each month. The electric quantity at all metering points set out in Clause 6.1 shall be recorded when the meter-reading is conducted. Electric quantity shall be determined by the figures shown in the meter. If the remote reading through the tariff calculation system can satisfy the requirement of tariff settlement, such reading can be used for tariff settlement, provided that on-site meter reading shall be conducted every three months for the purpose of checking. If the remote reading through the tariff calculation system is different from figures shown in the kilowatt-hour meter, the latter shall prevail. The above figures shall be subject to the signing confirmation and archival filing of the Seller and the electric power industry bureau to which the Buyer belongs.

After meter reading, the Seller shall fill in the Pre-settlement List of Electric Quantity and Fees and fax it to the Buyer with its official seal affixed in the next day of the meter reading. The Buyer shall confirm the on-grid electric quantity with the Seller prior to the 5th of the following month.

	8.2.2	Calculation, Checking, Adjustment and Confirmation of Electricity Fees

After the confirmation of the on-grid electric quantity, the Seller and the Buyer shall calculate, check, adjust and confirm the on-grid electricity fees. The Buyer shall complete the work in relation to the calculation, checking, adjustment and confirmation of the on-grid electricity fees with the Seller within 5 Business Days from the date on which the purchased electric quantity is confirmed.

	8.2.3	Payment of Electricity Fees

Given the relevant taxation regulations and requirements regarding financial cost, after the meter reading on 28th of every month, the Seller shall issue a VAT invoice (issue date shall be in the month in which the meter reading is conducted) according to the Pre-settlement List of Electric Quantity and Fees filled in by it, and send such invoice to the Buyer prior to 5th of next month. The Buyer, after receiving the original copy of the VAT invoice, shall pay 50% of the on-grid electricity fees within 5 Business Days of the on-grid electricity fees confirmation date, and pay off the on-grid electricity fees of the period within 15 Business Days of the on-grid electricity fees confirmation date. If there is any difference between the electricity fees indicated on the VAT invoice issued by the Seller for that month and the electricity fees confirmed by the Buyer for that month, both the Buyer and the Seller shall settle any difference during the electricity fees settlement next month. The Seller and the Buyer shall complete the annual electricity fees settlement work prior to February 10 of the following year.

8.3	Form of Payment

The Buyer may elect any of the following methods to pay the electricity fees:

(1)

By cheque and remittance settlement method. The Buyer shall directly remit the fees to the bank account indicated on the Seller’s VAT invoice. In case of any change of the Seller’s account number, the Seller shall promptly notify the Buyer in writing, otherwise the losses caused therefrom shall be borne by the Seller;

(2)

By commercial bill (bank acceptance bill and commercial acceptance bill). In case of such payment form, the issue date of the commercial acceptance bill shall meet the requirements related to the payment time as agreed in the contract. Any interests or service fees arising therefrom shall be borne by the Buyer (which means the Buyer shall pay the interests). The Buyer shall designate a discount bank (a closed-end discount).

8.4	Settlement and Annual Clearance of Liquidated Damages

8.4.1

In respect to any outstanding amount due and payable from one Party to the other Party under this Contract, the liquidated damages for each delayed day shall be paid to such other Party at the rate of 0.02% of the outstanding amount.

8.4.2

Work related to the examined electric quantity as set out in the Grid Connection and Dispatching Agreement and work for the settlement and annual clearance of liquidated damages shall be conducted according to the provisions in the Agreement and relevant regulations of competent governmental authorities.

8.5	Payment of the Fees for Grid Supply Electric Quantity

The Seller shall sign a power supply and use agreement with Ningde Electric Power Industry Bureau to which the Buyer belongs, and pay the fees according to the grid supply electric quantity and the regulated tariff on monthly basis.

8.6	Data and Record

The Seller and the Buyer agree to respectively keep the original data and records for checking the accuracy of the statements, recorded examinations or calculations to a reasonable extent according to this Contract.

9	Force Majeure

9.1

If the occurrence of the Event of Force Majeure totally or partially prevents a Party performing any of its obligations under this Contract, such Party may suspend performing its obligations, provided that:

	(1)	the extent to and time period for the obligation suspension shall not exceed the extent and time period as reasonably required for eliminating the impact caused by the Event of Force Majeure;

	(2)	the Party which is affected by the Event of Force Majeure shall continue its other obligations under this Contract which are not affected by the Event of Force Majeure;

	(3)	once the Event of Force Majeure ends, such Party shall resume the performance of this Contract as soon as possible.

9.2

If any Party is prevented from performing this Contract due to any Event of Force Majeure, such Party shall notify the other Party in writing as soon as possible, indicating the occurrence date of the Event of Force Majeure, the time period during which the Event of Force Majeure is estimated to last, the nature of the event, the impact on the performance of such Party of this Contract, and any measures that have been taken by such Party to reduce the impact of such Event of Force Majeure.

The Party which is affected by any Event of Force Majeure shall provide the other Party with an evidential document in relation to the occurrence of the Event of Force Majeure within 30 days from the date on which such event occurs (in case of interruption of communication, from the date on which the communication resumes).

9.3

Both Parties affected by the Event of Force Majeure shall take reasonable steps to reduce the losses suffered by one or both of the Parties. Both Parties shall negotiate and implement remedial plans and reasonable alternative measures in a timely manner in order to reduce or eliminate the impact of the Event of Force Majeure.

If the Party which is affected by the Event of Force Majeure fails to make its best efforts to take reasonable measures to mitigate the influence of the Event of Force Majeure, such Party shall bear any additional losses caused by such act.

9.4

If the Event of Force Majeure prevents a Party from performing its obligations for more than 60 days, the Parties shall negotiate the conditions to continue this Contract or terminate this Contract. If both Parties fail to reach an agreement on the conditions to continue this Contract or on the termination of this Contract within 1 year from the occurrence of the Event of Force Majeure, any Party has the right to notify the other Party to terminate this Contract, unless otherwise provided in this Contract.

10	Non-plan Shutdown

The Buyer and the Seller agree that the confirmation and examination of non-plan shutdown shall be conducted according to the Grid Connection and Dispatching Agreement entered into by both Parties and relevant regulations of competent governmental authorities.

11	Default Liability

11.1

Any Party’s failure to perform its obligations under this Contract or perform its obligations according to this Contract shall be deemed as a breach of contract. The defaulting Party shall be liable to continue to perform or take any remedial steps or compensate any loss for the non-defaulting Party.

11.2

Where a Party breaches the Contract, the other Party shall take any proper measure to prevent losses from aggravating. If such Party fails to take proper measures, resulting in the aggravation of losses, it shall not claim any compensation against the defaulting Party in respect of such aggravated losses.

11.3	If the Seller fails to provide settlement invoice and other settlement materials accurately and timely according to Clause 8, the Buyer may extend the electricity fees payment date accordingly.

11.4	If any Party breaches the confidentiality obligations as agreed in Clause 16 of this Contract, resulting in any losses to the other Party, it shall compensate the other Party for such losses.

11.5	The Buyer has the right to suspend or terminate this Power Purchase and Sale Contract and will not bear any default liability in the event that:

(1) there is any defect in the administrative approval procedures in respect of the power plant of the Seller;

(2) the Seller fails to perform any legal obligation, as a result of which the government requires the Buyer to cease the electricity purchase;

(3) the Buyer implements detailed administrative acts of the government.

12	Effectiveness and Term of the Contract

12.1

This Contract shall come into force upon the execution by the legal representatives or authorized representatives of both Parties and affixture of seals by both Parties and effectiveness of the Grid Connection and Dispatching Agreement.

12.2	The term of this Contract shall be from the effective date to 31 March 2011.

12.3

Both Parties shall negotiate issues in respect of the renewal of this Contract 3 months prior to the expiry of this Contract. If no negotiation for renewal has been conducted by both Parties upon the expiry of this Contract and neither Party expresses any disagreement in writing in respect of the Contract (i.e. request for renewal), the Contract shall extend three year automatically. During the extended period, if a Party gives the other Party any disagreement (i.e. request for renewal), this Contract shall be automatically terminated from the date on which the written disagreement (i.e. request for renewal) is served to the other Party and the Parties shall execute a separate contract.

13	Applicable Law

13.1	The execution, effectiveness, construction, performance and dispute settlement in respect of this Contract shall be governed by PRC law.

14	Alteration, Transfer and Termination of the Contract

14.1	Any alteration, revision and supplementary to this Contract shall be in writing and the conditions for effectiveness shall the same as Clause 12.1.

14.2

The Seller and the Buyer expressly agree that neither of them has the right to transfer all or part of its rights and obligations under this Contract to a third party without prior written consent of the other Party.

14.3	During the term of this Contract, both Parties agree to make adjustments to relevant clauses of this Contract in the event of:

(1) any change of relevant state laws, regulations, rules and policies;

(2) any promulgation of rules, measures or regulations related to the electricity market by the State Electricity Regulatory Commission.

14.4	Termination of Contract

In case of occurrence of any of following events, the other Party has the right to terminate this Contract within 10 days after sending a termination notice:

(1) a Party becomes bankrupt or is the subject of proceedings for liquidation or its business license is revoked;

(2) a Party is merged with another entity or transfers all or most of its assets to another entity and the existing entity is unable to reasonably bear all of its obligations under this Contract;

(3) the Grid Connection and Dispatching Agreement entered into by both Parties is terminated;

(4)

the Seller is unable to transmit electricity safely for a successive 60 days according to this Contract, or the Buyer is unable to accept electricity for a successive 60 days according to this Contract (unless it is caused by Force Majeure).

15	Dispute Settlement

15.1

Any dispute arising out of or in relation to the performance of this Contract shall be first settled by both Parties through negotiation. It may be submitted to electricity regulatory authority or relevant Fujian authority for mediation. If no agreement can be reached within 60 days through mediation, the Parties agree to submit such dispute to Fuzhou Arbitration Commission for arbitration. The arbitral award shall be final and binding on the Parties.

15.2	During the arbitration, except the dispute in question, the Parties shall continue to perform other parts of this Contract.

16	Miscellaneous

16.1

Both Parties shall treat as confidential any materials and documents which are acquired from the other Party and could not be obtained from public domain. Without the consent of such other Party which provides such materials and documents, the Party shall not divulge any or all of such materials and documents to any third party, unless as otherwise required by the state.

16.2	Schedules of Contract

Schedule 1: Power Station Metering Point Diagram

Schedule 2: Main Technical Parameters of the Power Station

Schedule 3: Agreement

Schedule4: Problems with Electric Quantity Measuring Device at Gateways and Improvement Requirements

The Schedules to this Contract constitute integral parts of this Contract, and have the equal legal effect with this Contract.

16.3	Entire Agreement

This Contract and its schedules constitute the entire agreement between the Parties in respect of the subject of this Contract, and shall supersede any prior discussions, negotiations, agreements and contracts between the Parties concerning this Contract.

16.4	Notice and Delivery

Any notice, document and standard bill in connection with this Contract shall be in writing. They shall be deemed as received when the receiver signs for confirmation if they are sent by registered email, express mail or personal delivery. They shall be deemed as received when they are sent and received by fax. All notices, documents and standard bills shall come into force when they have been delivered or received. All notices, bills, materials or documents shall be sent to the addresses provided below in this Contract, or to the revised address where one Party notify the other Party of any change of its address.

16.5	Counterparts

This Contract shall be executed in 12 original copies. The Buyer will hold 6 copies and the Seller will hold 4 copies. The remaining 2 copies shall be submitted to the competent electric regulatory authority for record.

Buyer: Fujian Province Electric Power Co., Ltd.	Seller: Pingnan County Wangkeng Hydroelectric Co., Ltd.

(seal affixed)	(seal affixed)

Legal Representative: Cai Jingdong	Legal Representative:

(seal affixed)	(seal affixed)

Authorized Representative:	Authorized Representative: Sun Rongshi

Date and Place of Execution of the Contract: 28 June 2010, in Fuzhou City

Schedule 1 Power Station Metering Point Diagram

Wangjia line
Wangdai line
Daigan line
Metering point
Metering point
Metering point
Grid connection point
Metering point
Metering point
Daixi main transformer
Daixi Station
Wangkeng Station
1123
112
1121
1133
113
1131
1413
141
1411
1083
108
1081
1082
1423
142
1421
11A1
11A
61A
61A1
6111
611
6121
612
14A1
14A
1G
2G

Grid connection points and metering points diagram for Wangkeng power plant

Schedule 2 Main Technical Parameters of the Power Station

Project		No. of Generator Unit

No. 1 and No. 2 Generator Units

Design water level of the reservoir		752.5m

Dead water level of the reservoir		723m

Design average utilization hours for years		3720h

Adjustment parameter of the reservoir capacity of the power station at the this level		93%

Adjustment capability of the reservoir		Incomplete adjustment for the whole year

Hydraulic turbine equipments	Type	HL(L185674)-LJ-145

	Manufacturer	GE Hydro Asia Co., Ltd. (former Hangzhou Kvaerner)

	Rated head (m)	179.1m

	Maximum head (m)	198.1m

	Minimum head (m)	159.3m

	Name-plate rating	20.625MW

Power generator equipments	Type	SF4-J20-10/3000

	Manufacturer	GE Hydro Asia Co., Ltd. (former Hangzhou Kvaerner)

	Name-plate rating	20MW

	Nominal rating	20MW

	Rated voltage	10.5kv

	Rated power factor	0.9 (lags behind)

	Rated revolving speed	600r/min

Schedule 3 Agreement

Agreement

Party A: Fujian Province Electric Power Co., Ltd., Ningde Electric Power Industry Bureau

Party B: Pingnan County Wangkeng Hydroelectric Co., Ltd.

Party C: Fujian Tongda Hydroelectric Co., Ltd.

On 11 March 2010, Party A, Party B and Party C discussed the issues related to settlement of on-grid metering points and calculation of electric quantity of Wangkeng and Daixi stations after the operation of Wangkeng-Jiayang line (hereinafter referred to as “Wangjia line”) through carefully and friendly negotiations. It is hereby agreed as follows:

1

According to relevant regulations, after Wangjia line has been put into operation, the metering points at gateways for on-grid and off-grid electric quantity shall be set up at the property demarcation points, i.e. switch 108 of Wangdai line and switch 112 of Wangjia line. The electric energy loss at the metering points of the gateways on the side of the power station shall be borne by the power station. However, since there is circling electric quantity in loop network operation, the calculation of the actual electric quantity is complex and the accuracy cannot be secured. At the request of the owners of Wangkeng and Daixi stations, after Wangjia line has been put into operation, the metering points at gateways for on-grid and off-grid electric quantity will be moved to the switch (11A) on the side of the main transformer of Wangkeng Station and the switch (14A) on the side of the main transformer of Daixi Station. The metering points at switch 113 and switch 141 on Wangdai line and the metering point at switch 142 on Daigan line shall be reference metering points.

2	It is agreed that the rate of on-grid loss of Wangkeng and Daixi stations shall be 2.2%.

The calculation of the original on-grid and off-grid electric quantity shall be amended as follows:

On-grid electric quantity:

	a.	On-grid electric quantity at Daixi Station = 14A - 14A*2.2%

	b.	On-grid electric quantity at Wangkeng Station = 11A - 11A*2.2%

Off-grid electric quantity:

	a.	Off-grid electric quantity at Daixi Station = 14A

	b.	Off-grid electric quantity at Wangkeng Station = 11A

3

This Agreement will serve as a supplementary agreement to the Power Purchase Contracts of Wangkeng and Daixi stations, and will come into force from the date on which Wangjia line is put into operation. It will remain effective for one year. Both Parties shall negotiate issues in respect of the renewal of this Agreement 3 months prior to the expiry of this Agreement. If no negotiation for renewal has been conducted by both Parties upon the expiry of this Agreement and neither Party expresses any disagreement in writing in respect of this Agreement (i.e. request for renewal), this Agreement shall extend three year automatically. During the extended period, if a Party gives the other Party any disagreement (i.e. request for renewal), the Parties shall negotiate relevant renewal issues.

4	This Agreement

This Agreement shall be executed in 8 original copies. Each of Party A, B and C will hold 2 copies respectively. Two copies shall be submitted to Fujian Province Electric Power Co., Ltd. as the schedules to the Power Purchase Contracts of Wangkeng and Daixi stations. This

Agreement has the same legal effect as the Power Purchase Contracts of Wangkeng and Daixi stations. If there is any discrepancy between the Power Purchase Contracts and this Agreement, this Agreement shall prevail.

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Party A:	Fujian Province Electric Power Co., Ltd., Ningde Electric Power Industry Bureau

Legal Representative (Authorized Representative): Ding Zhihua

Party B:	Pingnan County Wangkeng Hydroelectric Co., Ltd.

Legal Representative (Authorized Representative): Sun Rongshi

Party C:	Fujian Tongda Hydroelectric Co., Ltd.

Legal Representative (Authorized Representative): Wang Guodong

Date and Place of Execution of the Contract: 30 March 2010, in Ningde City

Schedule 4

Problems with Electric Quantity Measuring Device at Gateways and Improvement Requirements

1	Installation and Removal of Kilowatt-hour Meters

No kilowatt-hour meters have been installed at the metering points 61A and 64A. According to the requirements set out in the Electric Quantity Measuring Device Technical Management Regulations (DL/T448—2000), multi-functional kilowatt-hour meters with the accuracy degree of 0.5S or above shall be installed at the metering points 61A and 64A. In order to ensure the special use of the 14A metering return circuit, the kilowatt-hour meter with the accuracy degree of 0.5 for checking purpose which is at the 14A return circuit and parallel-connected to the power station shall be removed.

2	Installation and Removal of Mutual Inductor

The current mutual inductors at the metering points at 11A and 61A have degrees of 0.2 and 10P respectively, which are not in compliance with the requirements set out in the Electric Quantity Measuring Device Technical Management Regulations (DL/T448—2000). They shall be changed to current mutual inductors with a degree of 0.2S.

No current mutual inductors have been installed at metering point 64A at present and a set of current mutual inductor with the degree of 0.2S shall be installed.

The voltage mutual inductors at the metering points at 61A and 64A have a degree of 0.5, which are not in compliance with the requirements set out in the Electric Quantity Measuring Device Technical Management Regulations (DL/T448—2000). They shall be changed to voltage mutual inductors with a degree of 0.2.

3	Installation of Loss-of-voltage Timers

No loss-of-voltage timers have been installed at the metering points at 11A, 61A and 64A. Loss-of-voltage timers shall be installed at the screen of the kilowatt-hour meters.

4	Installation of Second Return Circuit

In respect of the voltage and current return circuits at the metering points 11A and 14A, standard wires are not adopted. At the metering point 14A, three-phase four-wire system measurement is adopted, and the second return circuit between the current mutual inductor and the kilowatt-hour meter are connected by four-wire system, which is not in compliance with the requirements set out in the Electric Quantity Measuring Device Technical Management Regulations (DL/T448—2000). The second return circuit between the current mutual inductor and the kilowatt-hour meter at the metering point 14A shall be connected by six-wire system. Meanwhile, standard wires shall be adopted for the voltage and current return circuits at the metering points 11A and 14A.

At the metering points 61A and 64A, the second return circuits between mutual inductor and kilowatt-hour meter shall be added.

5	Sealed-off of the Second Return Circuit

(1)

The cap panel and side panels of the screen in which the kilowatt-hour meter is installed at the metering point 11A shall be removed from outside; the side panels of the screen in which the kilowatt-hour meter is installed at the metering point 14A shall be removed from outside and fastened by nuts inside.

(2)

The voltage and current connection terminals in the mutual inductor’s on-site terminal box at the metering points 11A and 14A cannot be sealed off at present and they shall be altered to second return circuit which can be sealed off.